UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2022

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-K

☐Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	BioLife Solutions, Inc.

Address of principal executive office: City State and ZIP Code:	3303 Monte Villa Parkway Bothell, WA 98021

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

BioLife Solutions, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the continued assessment of impairment charges arising from its merger with Global Cooling Inc. and integration of operations from prior year acquisitions. The Company is in the process of completing the financial statements to be included therein. The Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting. Although the assessment is not yet complete, the Company expects to report material weaknesses in the Company’s internal control over financial reporting. The Company expects to file the 2022 Form 10-K as soon as possible, but no later than March 31, 2023, the fifteenth calendar day following the prescribed due date of the 2022 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Troy Wichterman	(425) 402-1400
Name	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes to its results of operations for the period ended December 31, 2022 compared to the period ended December 31, 2021. These changes are consistent with the comparative selected financial information disclosed in the Company’s issued press release (the “Press Release”) on March 16, 2023 announcing its financial results for the quarter and year ended December 31, 2022, which included a comparison to its results of operations from the corresponding periods in the last fiscal year. Additionally, as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022 and Press Release issued on March 16, 2023, the Company recognized non-cash impairment charges of $69.9 million in the three months ended June 30, 2022 and $40.5 million in the three months ended December 31, 2022 to reduce the carrying amount of intangible assets arising from its merger with Global Cooling Inc. The financial results included in the Press Release and Form 10-Q were unaudited and represented the most current information available to management. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial statements and filing of the Company’s Annual Report on Form 10-K.

BioLife Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	/s/ Troy Wichterman
Troy Wichterman
Chief Financial Officer